

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 8, 2010

By U.S. mail and facsimile to (415) 398-1905

Mr. H. Thomas Hicks, Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111

      RE: URS Corporation
             Definitive Proxy Statement on Schedule 14A Filed on April 21, 2010
             Form 10-Q for the period ended April 2, 2010
             File No. 1-07567

Dear Mr. Hicks:

      We have reviewed your filings and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement on Schedule 14A Filed on April 21, 2010

Executive Compensation, page 41

Compensation Discussion and Analysis, page 41

Summary Compensation Table, page 57

1. Given your disclosure in the last paragraph of page 52 stating that in 2009 the compensation committee did not grant Mr. Koffel any equity awards, please tell us with a view toward future disclosure, what the $2,033,500 value in the "Stock Awards" column for year 2009 represents. Please see Item 402(c)(2)(v) of Regulation S-K and Instruction 3 to such Item.

Form 10-Q for the period ended April 2, 2010

Note 5. Joint Ventures, page 12

2. You disclose on page 13 that your review of your joint ventures resulted in the identification and consolidation of several immaterial joint ventures, which, under

the previous standard, should have been consolidated. You also disclose on page 43 that the decrease in the Energy & Construction business' equity income was offset by $12.6 million in the aggregate, attributable to two U.K. joint ventures that were not consolidated during the three months ended April 2, 2010. Please address the following in your response letter: i) specifically explain for each joint venture/equity investee why consolidation of the several immaterial joint ventures ("newly consolidated joint ventures") and deconsolidation of the U.K. joint ventures ("newly deconsolidated joint ventures") was required by US GAAP; ii) quantify the impact of the newly consolidated joint ventures on segment revenue and segment equity income for the quarter ended April 2, 2010, the fiscal year ended January 1, 2010, and for the quarters of 2009, and; iii) quantify the impact of the newly deconsolidated joint ventures on segment equity income for the fiscal year ended January 1, 2010. We may have further comment.

Note 10. Income Taxes, page 19

3. We note your determination during the first quarter of 2010 to indefinitely reinvest offshore the earnings of your foreign subsidiaries, which resulted in the reversal of the net U.S. deferred tax liability on the undistributed earnings of all foreign subsidiaries. Given the significant impact such determination had on net income, please tell us and disclose in future filings the amount of cash actually distributed by these foreign subsidiaries over the last three years. Also please name your foreign subsidiaries, the country in which each is domiciled, and provide the "indefinite reversal criteria" discussed in ASC Topic 740-35-25-17 to 740-35-25-18 that is required to overcome the presumption that all undistributed earnings will be transferred to the parent entity.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jenn Do at (202) 551-3743 or, in her absence, Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact Era Anagnosti at (202) 551-3369 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Terence O'Brien
Branch Chief